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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                SCHEDULE 13G



                 Under the Securities Exchange Act of 1934

                          (Amendment No.       )*

                             Matrix Capital Corp.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                  Common
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                576819-10-6
                               -------------
                              (CUSIP Number)

                                May 31, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                         /X/ Rule 13d-1(b)
                         / / Rule 13d-1(c)
                         / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 6 pages
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---------------------                                       -----------------
CUSIP No. 576819-10-6               13G                     Page 2 of 6 pages
---------------------                                       -----------------

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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    U.S. Bancorp
    601 2nd Ave. South
    Minneapolis, MN 55402-4302
    Tax I.D. No.: 41-0255900
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / /
                                                                     (b)  / /

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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, U.S.A.

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                               5  SOLE VOTING POWER
  NUMBER OF
   SHARES                           2,950
 BENEFICIALLY                --------------------------------------------------
   OWNED BY                    6  SHARED VOTING POWER
    EACH
  REPORTING                           0
    PERSON                   --------------------------------------------------
     WITH:                     7  SOLE DISPOSITIVE POWER

                                       1,515,880
                             --------------------------------------------------
                               8  SHARED DISPOSITIVE POWER

                                       0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       1,515,880

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10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       22.61%

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12  TYPE OF REPORTING PERSON*

     H.C.

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                   SEE INSTRUCTION BEFORE FILLING OUT!
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                                                              Page 3 of 6 Pages
ITEM 1

     a.   NAME OF ISSUER

          Matrix Capital Corp.

     b.   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          Matrix Capital Corp.
          1380 Lawrence St. Suite 1410
          Denver, CO 80204


ITEM 2

     a.   NAME OF PERSON FILING

          U.S. Bancorp

     b.   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          601 2nd Ave South
          Minneapolis, MN 55402-4302
          United States

     c.   TITLE OF CLASS OF SECURITIES

          COMMON

     d.   CUSIP NUMBER

          576819-10-6

ITEM 3

          The person filing this statement is a:
          (g)[x] Parent Holding Company

ITEM 4

      OWNERSHIP

a.    Amount beneficially owned:                                     1,515,880
b.    Percent of class:                                                  22.61%
c.    Number of shares as to which the person has:

      1.   Sole power to vote or to direct the vote                      2,950
      2.   Shared power to vote or to direct the vote                        0
      3.   Sole power to dispose or to direct the disposition:       1,515,880
      4.   Shared power to dispose or to direct the disposition:             0



ITEM 5

      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS   (  )

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                                                           Page 4 of 6

ITEM 6

         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The D. Mark Spencer and Guy A. Gibson accounts hold shares of Matrix Capital Corp. exceeding 5%. Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

ITEM 7

         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         See Exhibit A

ITEM 8

         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9

         NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10

         CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 1998



/s/ Merita Schollmeier
---------------------------------------
Merita Schollmeier
Vice President



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                                                                   Page 5 of 6

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                                SCHEDULE 13G
                       Under the Securities Act of 1934

                                  EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary which is classified as a broker for the purposes of 17 CFR 140.13d-1 (b) (ii) (A).



     U.S. Bancorp Piper Jaffrey Inc.
     222 South Ninth Street
     Minneapolis, MN 55402-3804





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                                                                   Page 6 of 6

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                                SCHEDULE 13G

                            EXHIBIT B - DISCLAIMER


Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that U.S. Bancorp or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition
Act).